

July 13, 2023

Frank D. Heuszel
Chief Executive Officer
Impact BioMedical Inc.
275 Wiregrass Pkwy
West Henrietta, NY 14586

>   **Re: Impact BioMedical Inc.**
>   **Amendment No. 12 to Registration Statement on Form S-1**
>   **Filed June 30, 2023**
>   **File No. 333-253037**

Dear Frank D. Heuszel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

Amendment No. 12 to Registration Statement on Form S-1

Capitalization, page 17

1.   We note your revised disclosures in response to prior comment 1. However, you did not address why Non-controlling interest in subsidiary is included in Total capitalization. As previously requested, please explain to us why you have included your Non-controlling interest in your Total capitalization or remove the line item.

       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Darrin M. Ocasio, Esq.